Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except ratios)	2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	$95,508	$134,761	$54,336	$305,891	$256,236	$(174,086)
Fixed charges	7,917	32,512	29,658	30,556	23,260	37,462
Total Earnings (Loss)	$103,425	$167,273	$83,994	$336,447	$279,496	$(136,624)
Fixed Charges:
Interest and amortization on indebtedness	$7,106	$28,432	$26,923	$28,467	$21,453	$36,143
Rental expense at 33.3% (1)	811	4,080	2,735	2,089	1,807	1,319
Total Fixed Charges	$7,917	$32,512	$29,658	$30,556	$23,260	$37,462
Ratio of Earnings to Fixed Charges	13.1	5.1	2.8	11.0	12.0	(3.7)
Deficiency	N/A	N/A	N/A	N/A	N/A	$(174,086)

(1) 33.3% represents a reasonable approximation of the interest factor